September 27, 2012

Ms. Sonia Gupta Barros

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Barros:

Nuveen Long/Short Commodity Total Return Fund 333-174764

This letter responds to the comment received in a telephone call from Stacie Gorman of the Staff to the undersigned on September 25, 2012, regarding Amendment No. 6 to the Registration Statement on Form S-1 of the Nuveen Long/Short Commodity Total Return Fund (the “Fund”). For convenience, your comment is set forth below, with our response immediately following.

The response to this comment is included, as appropriate, in Pre-Effective Amendment No. 7, which was filed with the SEC on the date of this letter. Amendment No. 7 also contains information concerning additional principal underwriters that have given commitments since the filing of Amendment No. 6. A copy of that amendment, marked to show changes from Amendment No. 6, is enclosed for your convenience.

Underwriting, Page 80

1.	Comment. Please identify the underwriters that have provided the activities and services to the Fund and its affiliates, including Nuveen Investments, which are set forth in the third paragraph on page 80.

Response: The underwriters that have provided the activities and services to the Fund and its affiliates, including Nuveen Investments, set forth in the fifth paragraph on page 80 have been identified in the second sentence of such paragraph, which now reads as follows:

“Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and UBS Securities LLC or their respective affiliates from time to time have provided in the past, and may provide, and

Ms. Sonia Gupta Barros

September 27, 2012

other underwriters that participate in this offering or their respective affiliates may provide, in the future, securities trading, commercial lending, investment banking, financial advisory, investment management, principal investment, hedging, derivatives, financing and brokerage activities to the Fund and its affiliates, including Nuveen Investments, in the ordinary course of business, for which they received, and may receive, customary fees and expenses.”

If additional underwriters that have provided such activities and services to the Fund and its affiliates are added to the syndicate, appropriate disclosure will be included in an amendment to the Registration Statement.

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We believe that this information responds to your comment. If you should require additional information, please call me at 312.807.4321, David Glatz at 312.807.4295 or Don Weiss at 312.807.4303.

Very truly yours,

/s/ J. Craig Walker

J. Craig Walker

Enclosure

Copies to: Gifford Zimmerman

Christopher Rohrbacher